Multi-Manager Portfolio, LLC

Multi-Manager TEI Portfolio, LLC

Multi-Manager Master Portfolio, LLC

PROXY VOTING POLICIES AND PROCEDURES

I. Statement of Principle

The Multi-Manager Portfolio, LLC, Multi-Manager TEI Portfolio, LLC (together, “Feeder Portfolios”) and Multi-Manager Master Portfolio, LLC (“Master Portfolio”) (collectively, “Portfolios”) seek to assure that proxies received by the Portfolios are voted in the best interests of the Portfolios’ members and have accordingly adopted these procedures.

II. Delegation of Proxy Voting/Adoption of Adviser’s Policy

Except as provided in Section III below, each Portfolio delegates the authority to vote proxies related to portfolio securities to GenSpring Family Offices, LLC (the “Adviser”), as investment adviser to each Portfolio. The Board of Directors of each Portfolio adopts the proxy voting policies and procedures of the Adviser as the proxy voting policies and procedures that will be used by each of these respective entities when exercising voting authority on behalf of the Portfolios. These policies and procedures are attached hereto.

III. Retention of Proxy Voting Authority

With respect to proxies issued by the Master Portfolio, the Feeder Portfolios do not delegate to the Adviser, but instead retain, their proxy voting authority. After receiving a proxy issued by the Master Portfolio, the Feeder Portfolio will hold a meeting of its Partners at which the Partners will vote their Interests to instruct the Feeder Portfolio to vote for or against the matter presented by the Master Portfolio. The Feeder Portfolio will then calculate the proportion of Interests voted for to those voted against (ignoring for purposes of this calculation the Interests for which it receives no voting instructions) and will subsequently vote its Interests in the Master Portfolio for or against the matter in the same proportion.

IV. Consent in the Event of a Conflict of Interest

If for a particular proxy vote the Adviser seeks a Portfolio’s consent to vote because of a conflict of interest or for other reasons, any two independent directors of the Portfolios may provide the Portfolio’s consent to vote.

V. Annual Review of Proxy Voting Policies of Adviser

The Board of Directors of each Portfolio will review on an annual basis the proxy voting policies of the Adviser.

Dated: June 23, 2009.

GenSpring Family Offices, LLC

PROXY VOTING POLICIES AND PROCEDURES

As part of an overall arrangement with GenSpring’s affiliated SunTrust subsidiaries, Ridgeworth Capital Management ("Ridgeworth") and SunTrust Bank Personal Asset Management (“PAM”), GenSpring, together with its affiliates, has engaged Glass Lewis as its agent to provide certain services and support related to the Firm’s proxy voting policies, procedures and processes. Glass Lewis will provide GenSpring with administrative as well as functional services that include, but are not limited to:

•	Access to its U.S. Proxy, ERISA/Taft Hartley Proxy and Global Proxy Policies and voting guidelines; Collection and coordination of proxy material forwarded by GenSpring's clients’ custodians; Access to issuer-specific research and proxy analysis; Proxy voting (both standard and exception based), reconciliation, and disclosure; and

•	Recordkeeping and voting record retention

As a matter of overall SunTrust Banks, Inc. corporate policy, GenSpring, Ridgeworth and PAM have adopted a common proxy policy in order that, as affiliates, they generally vote in concert on most standard proxy ballot issues. A copy of GenSpring's Proxy Policy is maintained electronically on the company network and is available upon request from the Compliance Department.

GenSpring will at all times retain the ability to consider client-specific preferences and/or develop and apply criteria unique to its client base and product lines. This information will, as needed, be communicated to Glass Lewis and relative shares will be voted accordingly. Glass Lewis will assist GenSpring with facilitating and managing its fiduciary obligations regarding proxy voting, reviewing issues of corporate governance, and dealing with material conflicts of interest. GenSpring will generally follow the pre-approved Glass Lewis proxy voting principles in matters concerning domestic and global proxy voting issues, as well as guidelines regarding Taft Hartley and ERISA plans and relationships, when applicable.

The Adviser’s Chief Compliance Officer, or designee, shall be responsible for voting proxies when notified by Glass Lewis that a ballot item has fallen outside the proxy policy thereby requiring a referral back to GenSpring,

Conflicts of Interest in Proxy Voting Situations

Due to its diversified client base, numerous investment vehicles, and affiliation with SunTrust

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Banks, Inc., occasions may from time to time arise, in which GenSpring believes that an actual material or a perceived material conflict exists. Currently identified proxy voting conflicts include:

1)	Common stock of SunTrust Banks, Inc., The Coca-Cola Company, Inc., Coca-Cola Enterprises, Inc., and/or other public corporate issuers with which either GenSpring or SunTrust Banks, Inc., may have a similar on-going non-investment management associated relationship.

2)	Other conflicts of interest may arise from time to time where the shares to be voted involve:

a.	An issuer with a director, officer or employee who presently serves as an independent director on the Board of SunTrust Banks, Inc.

b.	An issuer having substantial and numerous banking, investment, or other financial relationships with GenSpring or SunTrust Banks, Inc.

c.	A direct common stock ownership position of five percent (5%) or greater held individually by GenSpring or in conjunction with SunTrust Banks, Inc., and/or its affiliates.

Where a material conflict of interest exists or is perceived to exist on any proposal, GenSpring will determine the most fair and reasonable arrangements to be followed in order to properly address all conflict concerns. GenSpring may employ one or more of the following:

1)	Retain an independent fiduciary to vote the shares

2)	Vote according to Glass Lewis’ standard policies; and/or

3)	Pass the proxy material on to the client so that the client can vote on all issues.

Although GenSpring does its best to alleviate or diffuse known conflicts, there is no guarantee that all situations have been or will be mitigated through proxy policy incorporation.

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